Filed Pursuant to Rule 253(g)(2)

File No. 024-11056

Supplement No. 2 to Offering Circular dated July 17, 2020

20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

(240) 453-6339; www.2020gene.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of 20/20 GeneSystems, Inc. (the “Company”), dated July 17, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on October 5, 2020 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement, and may not be delivered without the Offering Circular and the Prior Supplement.

This Supplement is being filed to provide updated disclosure to reflect that, effective October 31, 2020, SI Securities, LLC is no longer engaged as the Company’s sole placement agent for the offering.

The Company and SI Securities, LLC, which we refer to in this Supplement as SeedInvest, and which the Company had engaged to serve as our sole lead placement agent to assist in the placement of our securities on the online platform of a SeedInvest affiliate, have agreed that the Company’s securities will no longer be offered on the SeedInvest platform effective October 31, 2020.

The Company intends to engage a new placement agent to continue offering and selling its securities. As soon as the Company does so, it will file an offering circular supplement to disclose the new placement agent and the new placement agent’s compensation, as well as other material terms relating to the engagement.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is October 5, 2020.